UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Date of report: May 31, 2014

JETBLUE AIRWAYS CORPORATION
(Exact name of the registrant as specified in its charter)

DELAWARE	000-49728	87-0617894
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

27-01 Queens Plaza North
Long Island City, New York 11101
(Address of principal executive offices) (Zip code)

(718) 286-7900
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
JetBlue Conflict Minerals
In accordance with Rule 13p-1 of the Securities Exchange Act of 1934 JetBlue has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both reports are posted and publicly available at the JetBlue corporate website: http://investor.jetblue.com/.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2. Exhibits
Item 2.01 Exhibits
Exhibit No.        Description
1.01            Conflict Minerals Report as required by Items 1.01 and 1.02 this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JetBlue Airways Corporation

/s/ Donald Daniels _____________
Name:    Donald Daniels
Date: May 30, 2014
Title: Vice President, Controller

EXHIBIT INDEX

Exhibit Number        Description of Exhibit
1.01                Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.